UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 31 August 2017
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton, 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY A DIRECTOR OF MAJOR SUBSIDIARIES
In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited, shareholders are advised that on 22
August 2017, Gold Fields Limited awarded (“the Award Date”),
133,311 Conditional Performance Shares (“Award”) to
Mr A Baku, a director of major subsidiaries of Gold Fields in terms of the Gold Fields Limited 2012 Share Plan as set out
below. The effective date of the Award will be 1 March 2017
(“Effective Date”).
Conditional Performance Shares were conditionally awarded, based on a share price of R41.2943 being the 3 day VWAP of 24, 27, 28
February 2017. The number of Conditional Performance Shares which may settle to a participant on vesting date i.e. three years from effective date of the award, will be determined by the company achieving pre-determined performance conditions approved by the
Remuneration Committee of the Gold Fields Limited Board.
Name
A BAKU
Position Director
Company Gold Fields Ghana (Pty) Limited
No of Performance Shares
awarded and accepted
133,311
Award Acceptance Date 28 August 2017
Award Price a share price of R41.2943 being
the 3 day Volume Weighted Average
Price of 24, 27, 28 February 2017
Total Value of Shares at
Effective Date
R5 504 984,43
Class of underlying security
to which rights attach
Ordinary shares
Nature of transaction Off market acceptance of
Performance Shares awarded
Vesting Period Performance Shares vest on third
anniversary of the Effective Date
subject to the achievement of the
agreed upon performance
conditions
Nature of interest Direct and Beneficial
In accordance with section 3.66 of the Listings Requirements, the necessary clearance to trade was obtained by Mr Baku.
Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 31 August 2017
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer